Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. as of and for the Year Ended December 31, 2025

Tel-Aviv, Israel, Mar. 31, 2026 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today reported the publication in Israel of financial statements as of and for the year ended December 31, 2025 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 16.9% through its indirect 50% ownership of Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”).

On March 31, 2026, Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Ellomay Luzon Energy, which, in turn, holds 33.75% of Dorad, published its annual report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the annual report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad as of and for the year ended December 31, 2025 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Ellomay Luzon Energy) in its financial results and financial statements for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

●	Dorad’s revenues for the year ended December 31, 2025 – approximately NIS 2,650.5 million.

●	Dorad’s operating profit for the year ended December 31, 2025 – approximately NIS 385.4 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: summer – June-September; winter – December-February; and intermediate (spring and autumn) – March-May and October-November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs – TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Due to various reasons, including the effects of the war between Iran and Israel and of a refinancing of Dorad’s debt, the results included herein may not be indicative of full year results in the future or comparable to full year results in the past.

The financial statements of Dorad include a note concerning the war situation in Israel, which commenced on October 7, 2023, noting that on June 13, 2025, the war significantly expanded to an additional front, when the State of Israel entered a direct confrontation with Iran (the “Operation”), as a result of which the State of Israel declared a special state of emergency on the home front and the closure of the airspace. This confrontation further intensified the implications of the war on the activities of many companies in the economy. As a result of the Operation, Dorad’s revenues in June 2025 decreased by approximately 22% compared to June of the previous year. The operation ended on June 24, 2025, with a ceasefire agreement, and the economy returned to full activity. In addition, in October 2025, a ceasefire was reached between Israel and Hamas in the Gaza Strip. On February 28, 2026, a war broke between the US and Israel and Iran and at this stage it is too early to determine the impact, if any, on Dorad’s results. Dorad continues to regularly monitor the developments and is examining the effects on its operations and the value of its assets.

A convenience translation to English of the financial results for Dorad as of December 31, 2025 and 2024 and for each of the three years ended December 31, 2025 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Ellomay Luzon Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid, 11 MW that are currently in the test run phase prior to commercial operation and 14 MW that are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities and political and economic conditions generally in Israel, regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction, and other risks applicable to projects under development and construction, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Dorad Energy Ltd.

Statements of Financial Position

	December 31	December 31
	2025	2024
	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	695,247	846,565
Trade receivables and accrued income	305,139	185,625
Other receivables	51,703	32,400
Total current assets	1,052,089	1,064,590

Restricted deposits	495,192	531,569
Long-term Prepaid expenses	98,788	79,739
Fixed assets	2,578,120	2,697,592
Intangible assets	9,423	9,688
Right of use assets	51,599	54,199
Total non-current assets	3,233,122	3,372,787

Total assets	4,285,211	4,437,377

Current maturities of loans from banks	291,329	321,805
Current maturities of lease liabilities	5,298	4,887
Current tax liabilities	18,403	14,016
Trade payables	277,149	168,637
Other payables	103,604	14,971
Total current liabilities	695,783	524,316

Loans from banks	1,508,206	1,750,457
Other long-term liabilities	7,275	60,987
Long-term lease liabilities	44,441	46,809
Provision for restoration and decommissioning	38,886	38,102
Deferred tax liabilities	424,828	399,282
Liabilities for employee benefits, net	160	160
Total non-current liabilities	2,023,796	2,295,797

Equity
Share capital	11	11
Share premium	642,199	642,199
Capital reserve for activities with shareholders	3,748	3,748
Retained earnings	919,674	971,306

Total equity	1,565,632	1,617,264

Total liabilities and equity	4,285,211	4,437,377

Dorad Energy Ltd.

Statements of Profit or Loss for the Year Ended December 31

	2025	2024	2023
	NIS thousands	NIS thousands	NIS thousands
Revenues	2,650,533	2,863,770	2,722,396

Operating costs of the power plant
Energy costs	457,218	574,572	583,112
Purchases of electricity and infrastructure services	1,360,728	1,372,618	1,244,646
Depreciation and amortization	223,701	106,266	242,104
Other operating costs	187,916	190,027	186,024

Total operating costs of the power plant	2,229,563	2,243,483	2,255,886

Profit from operating the power plant	420,970	620,287	466,510

General and administrative expenses	35,628	23,929	27,668
Other income	36	58	39

Operating profit	385,378	596,416	438,881

Financing income	63,434	184,939	45,286
Financing expenses	256,638	193,825	209,773

Financing expenses, net	193,204	8,886	164,487

Profit before taxes on income	192,174	587,530	274,394

Taxes on income	43,806	135,203	63,079

Net profit for the year	148,368	452,327	211,315

Dorad Energy Ltd.

Statements of Changes in Shareholders’ Equity

			Capital
			reserve for
			activities with
		Share	controlling	Retained
	Share capital	premium	shareholders	earnings	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2025

Balance as at January 1, 2025	11	642,199	3,748	971,306	1,617,264

Dividend distributed	-	-	-	(200,000)	(200,000)
Net profit for the year	-	-	-	148,368	148,368
Balance as at December 31, 2025	11	642,199	3,748	919,674	1,565,632
For the year ended December 31, 2024

Balance as at January 1, 2024	11	642,199	3,748	643,979	1,289,937

Dividend distributed	-	-	-	(125,000)	(125,000)
Net profit for the year	-	-	-	452,327	452,327
Balance as at December 31, 2024	11	642,199	3,748	971,306	1,617,264
For the year ended December 31, 2023

Balance as at January 1, 2023	11	642,199	3,748	572,664	1,218,622

Dividend distributed	-	-	-	(140,000)	(140,000)
Net profit for the year	-	-	-	211,315	211,315
Balance as at December 31, 2023	11	642,199	3,748	643,979	1,289,937

Dorad Energy Ltd.

Statements of Cash Flows for the Year Ended December 31

	2025	2024	2023
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Net profit for the year	148,368	452,327	211,315
Adjustments to profit or loss items:
Depreciation, amortization, and diesel consumption	257,015	121,664	245,566
Taxes on income	43,806	135,203	63,079
Financing expenses, net	193,204	8,886	164,487
	494,025	265,753	473,132

Changes in asset and liability items:
Change in trade receivables and accrued income	(119,514)	26,241	26,715
Change in other receivables	(19,304)	(20,951)	20,714
Change in trade payables	121,033	(10,361)	(115,976)
Change in other payables	22,464	(3,481)	2,507
Change in other long-term liabilities	(27,664)	(3,661)	(4,586)
	(22,985)	(12,213)	(70,626)
Cash paid during the year for:
Taxes paid	(14,016)	-	-

Net cash from operating activities	605,392	705,867	613,821

Cash flows from investing activities:
Proceeds (payment) from settlement of financial derivatives, net	(5,781)	1,548	8,884
Changes in restricted deposits	27,350	17,500	40,887
Investment in fixed assets	(103,262)	(44,132)	(102,082)
Proceeds from arbitration	-	337,905	-
Proceeds from insurance for damages to fixed assets	-	5,148	-
Investment in intangible assets	(4,668)	(4,054)	(3,162)
Interest received	59,519	42,221	33,501
Net cash from )used in( investing activities	(26,842)	356,136	(21,972)

Cash flows from financing activities:
Repayment of lease liability	(4,998)	(4,984)	(4,817)
Repayment of loans from banks	(320,012)	(284,570)	(253,382)
Dividends paid	(200,000)	(142,500)	(122,500)
Interest paid	(105,341)	(129,957)	(151,220)
Proceeds from arbitration	-	127,195	-

Net cash used in financing activities	(630,351)	(434,816)	(531,919)

Net increase (decrease) in cash and cash equivalents	(51,801)	627,187	59,930

Effect of exchange rate fluctuations on cash and cash equivalents	(99,517)	132	7,835
Cash and cash equivalents at beginning of year	846,565	219,246	151,481

Cash and cash equivalents at end of year	695,247	846,565	219,246
(a) Significant non-cash activity
Liability for gas agreements	44,615	56,208	-